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Left Hand!
COMMUNITY ROUND OPENS TO THE PUBLIC JULY 31ST

lefthandbrewing ...

lefthandbrewing Thank you to everyone who participated in the private launch of our Community Investment Round. The response has been incredible!

We're raising funds to help independent craft beverage companies stay independent, avoiding selling to multinationals or closure. We're excited to announce that our Community Round opens to the public on Wed, July 31st at 9am ET through Wefunder. The link will go live in our bio.

Together, we can significantly support independent businesses and our communities!

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 1w

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